Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2017

(Expressed in United States dollars)

Norsat International Inc.	Management’s Discussion & Analysis

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	5
2.4 STRATEGY	7
3.0 OVERVIEW	9
3.1 OUTLOOK	10
4.0 FINANCIAL REVIEW	10
4.1 NON-IFRS MEASURES	10
4.2 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2017	11
4.3 SUMMARY OF QUARTERLY RESULTS	14
4.4 LIQUIDITY AND FINANCIAL CONDITION	15
4.5 CAPITAL RESOURCES	16
4.6 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	18
4.7 ISSUED CAPITAL	18
5.0 OFF BALANCE SHEET ARRANGEMENTS	19
6.0 TRANSACTIONS WITH RELATED PARTIES	19
7.0 PROPOSED TRANSACTIONS	20
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	20
9.0 RISKS AND UNCERTAINTIES	20
10.0 DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING	21
10.1 DISCLOSURE CONTROLS AND PROCEDURES	21
10.2 INTERNAL CONTROL OVER FINANCIAL REPORTING	21
10.3 CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	21
11.0 SUBSEQUENT EVENTS	21

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, the “Company”, “we” or “us”) as of May 2, 2017 should be read in conjunction with the condensed interim financial statements for the three months ended March 31, 2017 and 2016, and related notes included therein. These condensed interim consolidated financial statements for the three months ended March 31, 2017, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the Company’s 2016 annual audited consolidated financial statements. The MD&A and condensed interim consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposal made by Privet Fund Management LLC, the proposed acquisition by Hytera Project Corp., the adequacy of available cash resources and other statements about future events or results, our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a provider of unique and customized communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators, and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, radio frequency (RF) conditioning products, maritime based satellite terminals, and remote networks connectivity solutions.

Norsat International Inc.	Management’s Discussion & Analysis

Our business currently operates primarily through two operating segments: Land Mobile Radio (also referred as “Sinclair Technologies”) and Satellite Communications. Our common shares are traded on The Toronto Stock Exchange (the “TSX”) under the ticker symbol ‘NII’ and on the NYSE MKT under the ticker symbol ‘NSAT’.

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies was acquired in 2011 and specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multi-couplers, and accessories.

Sinclair Technologies products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair Technologies antennas and filters are integral components of many wireless communications networks -controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair Technologies products support both voice and data.

Antennas

Our Sinclair Technologies segment has developed a broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the Federal Communications Commission in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Sinclair Technologies played a role in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Communications

Our Satellite Communications segment provides two broad categories of products: satellite terminals and microwave components.

Our Satellite Solutions segment provides a comprehensive portfolio of “fly-away” (compact portable) satellite terminals and software interfaces designed for use in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. In addition, we design, develop and market receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers, transmitters, transceivers, solid-state power amplifiers (“SSPAs”) and other microwave components.

Satellite Terminals

The following is a description of our primary portfolio of portable satellite systems.

Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker™ has a modular architecture that enables easy component swapping in the field, a simple one-touch

Norsat International Inc.	Management’s Discussion & Analysis

interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker™ is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. The ROVER™ is ideal for the rapid deployments of military and other highly mobile operations.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments. SigmaLink™ is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

We also have available the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a portable terminal ideal for rapid deployments where portability is essential.

We also offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits.

Norsat’s satellite communications for the maritime market includes the COM series, which is a high performance very small aperture terminal solution, designed for militaries, fisheries, Oil & Gas and other commercial applications.

Norsat is currently developing a COM series product that will connect to the Wideband Global SATCOM system (“WGS”) (“COM-WGS series”). WGS is a high capacity satellite communications system planned for use in partnership by the United States Department of Defense (DoD) and the Australian Department of Defence.

We have also launched the Journey Manpack ultra-portable Ku-Band satellite terminal, which is a 6-segment, carbon fiber portable terminal weighing less than 18 kilograms (40 pounds), including the backpack, ideal for military Special Forces and government applications that require maximum portability and quick set up.

Microwave components

The following is a description of our primary portfolio of microwave components.

We manufacture Low Noise Block Down Converters (“LNBs”) and Satellite transmitters or Block Up Converters (“BUCs”). An LNB is a key component of every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. BUCs convert electrical signals into microwave signals that can be transmitted to an orbiting satellite.

Norsat’s product offering includes the new ATOM Series BUCs. These BUCs are amongst the smallest, lightest and most energy efficient transmitters available on the market today.

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in the commercial LNB space.

2.3 Markets and Trends

Land Mobile Radio Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the Land Mobile Radio (“LMR”) industry and specifically by the following industry segments:

Norsat International Inc.	Management’s Discussion & Analysis

  Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

  Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

  Mobile radio, public safety, aviation and heavy transport industries; and

  Original equipment manufacturers (OEMs).

Sinclair Technologies products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair Technologies antennas and filters are integral components of many wireless communications networks -controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair Technologies products support both voice and data.

Land Mobile Radio Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

  Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, U.S. broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

  Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

  Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market, and

  OEMs are driving greater efficiencies and increasing their bargaining power by favoring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Our satellite and microwave products are used primarily by the satellite communications industry and specifically by organizations in the following satellite ground segments:

  Defence, including military organizations for secure communications and broadband connectivity for short notice deployment or prolonged missions such as base camps;

  Commercial operators, including television broadcasters, satellite television and other dedicated data networks;

  Communications on the move, maritime vessels including commercial and naval fleets and leisure craft and the aviation industry; and

  Public Safety operators including federal agencies and non-governmental organizations.

Satellite-Based Communications – Trends

Although we continue to see softness in the satellite-based communications market as a result of the U.S. budget cuts and decrease in U.S. military spending, investments to develop new products have been well received by other global militaries, which we believe will translate into future revenue growth. In addition, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

Norsat International Inc.	Management’s Discussion & Analysis

  There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

  As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure.
  Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

  In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

  Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

  The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

  Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

  A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

  Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

  Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become an industry leader in providing unique and customized communication solutions for remote and challenging applications. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects with challenging applications or in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in research and development (R&D) for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Continue to provide innovative products

We invest in R&D to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our various

Norsat International Inc.	Management’s Discussion & Analysis

product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We have seen the benefits of engaging new and past customers under the strength of a larger combined entity resulting in ordering activities. We will continue to pursue new opportunities that further expand our market reach.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in remote and challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for remote and challenging applications and environments.

We are also seeking new opportunities in remote and challenging applications where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s remote and challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build-outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives. In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the U.S. Government were initially sold through our direct sales force. Due to successful deployments with the U.S. Government, additional militaries and governments around the world have become Norsat’s customers.

We will continue to use, increase and invest in our various sale channels, and we are giving special importance to those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross sell our products to customers within all of our segments.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses. We will continue to focus our resources strategically and make appropriate investments. While we seek growth opportunities, we also continue to review opportunities for strategic cost reduction measures.

Norsat International Inc.	Management’s Discussion & Analysis

3.0 Overview

  In January 2017, we received an approximate $3.3 million order for our GLOBETREKKER 2.0 portable satellite terminals from a U.S. Combat Support Agency supporting the U.S. Department of Defense and Intelligence Community. This is a testament to the quality of our products and that we can deliver products and solutions that meet the stringent specifications outlined by the government organizations.

  In March 2017, we announced the expansion of our Ka-band product lines with the launch of the ATOM 50 Watt Ka-band BUCs and SSPAs, and industry leading 4- and 5-band LNBs to meet the broadest range of customer needs. Our customization capabilities and worldwide distribution channel further proves our commitment to providing innovative and rapid solutions to our customers.

  In March 2017, we announced that we have entered into an arrangement agreement (the “Arrangement Agreement”) with Hytera Project Corp. (“Hytera”) a subsidiary of Hytera Communications Co., Ltd. pursuant to which Hytera will acquire all the issued and outstanding shares of Norsat for $10.25 in cash per share, pursuant to a court-approved plan of arrangement (the “Arrangement”). All unexercised options and restricted share units will also be acquired under the Arrangement. The proposed transaction values Norsat at an equity value of approximately $62.0 million. The Arrangement will be subject to a number of customary conditions, including the approval of Norsat shareholders and certain regulatory approvals including under the Investment Canada Act. The Arrangement will be considered by shareholders at an upcoming special meeting and will require the approval of at least 66 2/3% of the votes cast by shareholders at the meeting. If approved by shareholders, and subject to the receipt of all required regulatory approvals, the transaction is expected to close in the second quarter of 2017. The Arrangement Agreement provides for, among other things, customary non- solicitation provisions, with “fiduciary out” provisions that allow Norsat to terminate the Arrangement Agreement to accept an unsolicited superior proposal in certain circumstances, subject to payment of a termination fee of $2.0 million and subject to the right of Hytera to match the superior proposal in question.

  In April 2017, we announced that we have received an unsolicited, conditional, non-binding proposal from Privet Fund Management LLC (“Privet”) to acquire the Company for cash consideration of $11.00 per share.
  The non-binding proposal is subject to conditions including due diligence and financing. If, after reviewing the proposal from Privet, the Board of Directors determines that the offer by Privet is a “Superior Proposal”, as defined in the Arrangement Agreement, we will notify Hytera of that determination. Hytera will then have a period of five business days to offer to amend the terms of the Arrangement Agreement. If, after the Board determines the Privet offer is a Superior Proposal, Hytera does not offer to amend the Arrangement Agreement, or offers to amend but the Privet proposal remains a Superior Proposal, we intend to accept the Privet proposal, terminate the Arrangement Agreement and pay Hytera the termination fee of $2.0 million, all in accordance with the terms of the Arrangement Agreement.

  Total sales for the three months ended March 31, 2017 were $8.2 million, compared to $9.6 million for the same period in 2016.

  Sinclair Technologies segment recorded sales of $4.8 million for the first quarter of 2017, compared to $4.5 million for the same period in 2016. The increase was mainly due to higher sales volume as a result of the gradual improvement of the economic condition in the U.S.

  Satellite Communications segment recorded sales of $3.5 million for the first quarter of 2017, compared to $5.1 million for the same period in 2016. The decrease was mainly due to delivery of satellite terminals to a major Eurasian defense contractor in the first quarter of 2016 that was not repeated in the same period of 2017.

  Consolidated gross margins for the three months ended March 31, 2017 were 41%, compared to 44%, for the same period in 2016. The Sinclair Technologies segment achieved a first quarter gross profit margin of 39%, compared to 49% gross margin profit for the same quarter in 2016, primarily due to lower-margin revenues in the product mix of our products, a significant warranty provision recorded for certain products and higher labour cost due to timing of production to meet customer delivery schedule. The Satellite Communications segment recorded a gross profit margin of 43%, compared to a gross profit margin of 39% for the same quarter

Norsat International Inc.	Management’s Discussion & Analysis

  in 2016. The improvement in consolidated gross margin reflected higher-margin revenues in the product mix of our products.

3.1 Outlook

Although first quarter revenue and profitability fell within the lower range of the Company’s historical level, quoting and booking activities of the Satellite Communications and Sinclair Technologies segments were good, building a strong backlog for the remainder of the year. Recently, the Satellite Communications segment has secured several larger orders including an approximate $3.3 million order for our satellite terminals from a government organization in the U.S. which are expected to be delivered later in the year.

The Company continues to invest in R&D to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the U.S., as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities both organically and via business combinations.

Despite the current global economic uncertainties, Norsat continues to produce profitability and strong cash flow. This stability has created a strong financial position and capital structure, and will enable management to continue to create excellent conditions for realizing additional growth opportunities through business combinations. In the interim, the Company’s cash position is expected to remain strong.

Management will continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers.

The Company will also continue to pursue the strategic opportunity with Hytera and evaluate the proposal from Privet, as described in Section 3.0 “Overview”.

4.0 Financial Review

4.1 Non-IFRS Measures

EBITDA and Adjusted EBITDA

Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges, if any. Corporate development costs are predominately external costs incurred to pursue strategic opportunities as described in Section 3.0 “Overview”.

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest and accretion), asset base (depreciation and amortization), non-current cash items (long-term portion of government repayment obligation) and tax consequences. Both EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the condensed interim consolidated financial statements and the accompanying notes for the three months ended March 31, 2017.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

Norsat International Inc.	Management’s Discussion & Analysis

('000s)	Three months ended M arch 31
	2017	2016	Change
Net earnings for the period	$208	$1,162	$(954)	(82%	)
Interest and accretion	44	(2)	46	(2300%	)
Depreciation and amortization	210	229	(19)	(8%	)
Tax expense	51	345	(294)	(85%	)
EBITDA	$513	$1,734	$(1,221)	(70%	)
Gain on foreign exchange	(30)	(49)	19	(39%	)
Corporate development costs	363	-	363	0%
Long-term portion of government repayment obligation	114	-	114	0%
Adjusted EBITDA	$960	$1,685	$(725)	(43%	)

Adjusted EBITDA for the three months ended March 31, 2017 was $1.0 million, compared to $1.7 million for the same period last year, primarily reflecting a decrease of gross profit of $0.8 million from lower sales volume and margins.

4.2 Results of Operations for the three months ended March 31, 2017

Sales and Gross Margin

	Three months ended March 31
	2017	2016	Change
Sales (in '000s)
Sinclair Technologies	$4,762	$4,461	$301		7%
Satellite Communications	3,466	5,092	(1,626)		(32%	)
Total	$8,228	$9,553	$(1,325)		(14%	)

Gross Profit Margin
Sinclair Technologies	39%	49%	(10%	)
Satellite Communications	43%	39%	4%
Total	41%	44%	(3%	)

Results from our two revenue generating operating segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the fall and winter seasons. For our Satellite Communication segment, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

For the three months ended March 31, 2017, total sales were $8.2 million, compared to $9.6 million for the same period in 2016.

Sales from the Sinclair Technologies segment were $4.8 million for the first quarter of 2017, compared to $4.5 million for the same period in 2016. The increase was mainly due to higher sales volume as a result of the gradual improvement of the economic condition in the U.S.

First quarter Satellite Communications sales were $3.5 million, compared to $5.1 million for the same period in 2016. The decrease was mainly due to delivery of satellite terminals to a major Eurasian defense contractor in the first quarter of 2016 that was not repeated in the same period of 2017.

On a consolidated basis, gross profit was $3.3 million for the three months ended March 31, 2017 compared to $4.2 million for the same period in 2016.

The Sinclair Technologies segment achieved a first quarter gross profit margin of 39%, compared to 49% gross margin profit for the same quarter in 2016. The decrease in gross margin primarily due to lower-margin revenues in

Norsat International Inc.	Management’s Discussion & Analysis

the product mix of our products, a significant warranty provision recorded for certain products and higher labour cost due to timing of production to meet customer delivery schedule. The Satellite Communications segment recorded a gross profit margin of 43%, compared to a gross profit margin of 39% for the same quarter in 2016. The increase in gross profit margin reflected higher-margin revenues in the product mix of our products.

Expenses

(’000s)	Three months ended March 31
	2017	2016	Change
General and administrative	$1,238	$983	$255	26%
Selling and distributing	1,128	1,303	(175)	(13%	)
Product development, net	670	405	265	65%
Gain on foreign exchange	(30)	(49)	19	(39%	)
Interest and bank charges	73	26	47	181%
Total expenses	$3,079	$2,668	$411	15%

For the three months ended March 31, 2017, total expenses were $3.1 million, compared to $2.7 million for the same period in 2016.

First quarter general and administration expenses were $1.2 million, compared to $1.0 million for the same period in 2016. The increase was as a result of corporate development costs incurred in the first quarter of 2017 related to pursuing the strategic opportunities as described in Section 3.0 “Overview”.

First quarter selling and distributing expenses were $1.1 million, compared to $1.3 million for the same period in 2016, due to lower commissions paid as a result of lower sales for 2017 Q1.

Product development expenses, net

(’000s)	Three months ended March 31
	2017	2016		Change
Direct expenses	$894	$880	$14		2%
Depreciation and amortization	58	45	13		29%
	952	925	27		3%
Capitalized to inventory/transfer to cost of sales	(76)	(141)	65		(46%	)
	876	784	92		12%
Less: Government contributions	(320)	(379)	59		(16%	)
	556	405	151		37%
Government repayment obligation	114	-	114		0%
Total product development expenses, net	$670	$405	$265		65%

First quarter direct product development expenses were $0.9 million, compared to $0.8 million for the same period in 2016, as a result of increase in headcounts in the engineering department in the first quarter of 2017.

Government contributions were $0.3 million for the first quarter of 2017, compared to $0.4 million for the same period in 2016. Government repayment obligation was $0.1 million for the first quarter of 2017, compared to $nil for the same period in 2016. Based on the Company’s recent history of strong financial performance, we have determined that it is probable future government repayments will be required to be made under the terms of the Strategic Aerospace & Defense Initiative (“SADI”) programs. Based on annual actual sales for 2016 and management’s best estimates for forecast revenues between 2017 and 2032, the repayment obligation of $2.3 million was the present value of total estimated government repayments of $4.9 million to be made during the same periods.

As a result, net product development expenses were $0.7 million for the first period of 2017, compared to $0.4 million for same period in 2016.

Gain on foreign exchange for the first quarter of 2017 was $30,000, compared to $49,000 for the same period in 2016.

Norsat International Inc.	Management’s Discussion & Analysis

First quarter interest and bank charges were $73,000, compared to $26,000 for the same period in 2016, due to accretion of long-term provisions of $57,000 recorded for the first quarter of 2017, compared to $nil for the same period in 2016. The accretion expense reflected passage of time related to government payment obligation that was initially set up in the fourth quarter of 2016.

Net earnings for the period

(’000s), except per share amounts	Three months ended March 31
	2017	2016	Change
Earnings before income taxes	$258	$1,507	$(1,249)	(83%	)
Net income tax expense	50	345	(295)	(86%	)
Net earnings for the period	$208	$1,162	$(954)	(82%	)

Basic earnings per share	$0.04	$0.20	$(0.16)	(80%	)

Diluted earnings per share	$0.03	$0.20	$(0.17)	(85%	)

First quarter earnings before income taxes were $0.3 million, compared to $1.5 million for the same period in 2016.

The decrease reflected a decrease of gross profit of $0.8 million from lower sales volume and margins and an increase of total expenses of $0.4 million as a result of corporate development costs incurred in the first quarter of 2017 related to pursuing the strategic opportunities as described in Section 3.0 “Overview”.

First quarter net income tax expense was $50,000 for the first quarter of 2017, compared to $0.3 million for the same period in 2016.

First quarter net earnings was $0.2 million, or $0.04 and $0.03 per share, basic and diluted, compared to $1.2 million or $0.20 per share, basic and diluted for the first quarter in 2016.

Norsat International Inc.	Management’s Discussion & Analysis

4.3 Summary of Quarterly Results

('000s), except for earnings/(loss) per share		Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31

2017	$	$	$	$
Sales	8,228
Net earnings for the period	208
EBITDA(1)	513
Adjusted EBITDA(1)	960
Earnings/(loss) per share from continuing operations and net earnings/(loss) per share - basic	0.04
Earnings/(loss) per share from continuing operations and net earnings/(loss) per share - diluted	0.03
Weighted average common shares outstanding -	#
Basic ('000s)	5,769
Diluted ('000s)	5,938

2016	$	$	$	$
Sales	9,553	8,960	8,856	10,672
Net earnings/(loss) for the period	1,162	935	1,385	(202)
EBITDA(1)	1,734	1,605	1,863	112
Adjusted EBITDA(1)	1,685	1,737	1,930	2,224
Earnings per share from continuing operations and net earnings/(loss) per share - basic	0.20	0.16	0.24	(0.04)
Earnings/(loss) per share from continuing operations and net earnings/(loss) per share - diluted	0.20	0.16	0.23	(0.04)
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	5,767	5,765	5,767	5,769
Diluted ('000s)	5,789	5,816	5,910	5,935

2015	$	$	$	$
Sales	8,410	8,950	9,279	9,461
Net earnings for the period	560	674	1,474	5,942
EBITDA(1)	769	1,144	1,727	2,445
Adjusted EBITDA(1)	947	1,156	1,687	1,465
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.10	0.12	0.26	1.03
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	5,766	5,759	5,748	5,759
Diluted ('000s)	5,789	5,783	5,770	5,775

(1) EBITDA and Adjusted EBITDA are Non-IFRS Measures. See Section 4.1 “Non-IFRS Measure”.

Quarter results from our two revenue generating operating segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the fall and winter seasons. For our Satellite Communication segment, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy as Sinclair’s sales are

Norsat International Inc.	Management’s Discussion & Analysis

generally more evenly distributed than our Satellite Communications segment. They also tend to be strongest during periods when sales from our Satellite Communications segment are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results in 2017.

4.4 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

As at March 31, 2017, we had $15.6 million in cash and cash equivalents, an increase of $0.6 million from $15.0 million as at December 31, 2016. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $3.9 million credit facilities. Please refer to Section 4.5 Capital resources for our credit facilities amount as at May 2, 2017.

For the three months ended March 31, 2017, cash provided by operating activities was $0.3 million, compared to $1.7 million provided in the comparable period in 2016. The decrease was mainly due to decrease of net earnings for the period by $1.0 million, increase of deferred revenue by $1.0 million and decrease in changes in non-cash working capital by $1.4 million when compared to the three months ended March 31, 2016.

For the three months ended March 31, 2017, $79,000 was used for purchasing intangible assets and property and equipment as part of the investing activities compared to $23,000 used in the same period in 2016.

For the three months ended March 31, 2017, cash generated from financing activities was $0.4 million, compared to generating $1.0 million for the same period in 2016. For the three months ended March 31, 2017, we received $0.4 million in government funding, compared to receipt of $1.0 million for the same period in 2016, due to timing of receipt of government funding. We received government funding for one quarterly claim for the three months ended March 31, 2017, compared to receipt of government funding for two quarterly claims for the same period in 2016.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles, reduction in operating costs and monetizing inventory.

Working capital as at March 31, 2017 was at $27.2 million, compared to $26.6 million at December 31, 2016. Current Ratio as at March 31, 2017 was 4.5 times, consistent with the ratio at December 31, 2016.

As at March 31, 2017, trade and other receivables were $8.1 million, compared to $8.3 million at December 31, 2016. As at March 31, 2017, included in trade and other receivables was $0.3 million (December 31, 2016 - $0.3 million) of government funding. The decrease in trade receivables reflects lower sales for the three months ended March 31, 2017 compared to the same period in 2016 and the timing of customer payments.

As at March 31, 2017, inventory was $10.8 million, compared to $10.5 million at December 31, 2016.

As at March 31, 2017, trade and other payables and accrued liabilities were $4.5 million, compared to $5.5 million at December 31, 2016. The decrease reflected the timing of vendor payments and certain year-end accruals paid during the three months ended March 31, 2017.

As at March 31, 2017, current deferred revenue was $2.2 million compared to $1.2 million at December 31, 2016, reflecting higher customer deposits received in 2017.

As at March 31, 2017, shareholders’ equity increased to $39.8 million compared to $39.5 million at December 31, 2016. The increase reflected earnings of $0.2 million for the first three months of 2017 and an increase in contributed surplus as a result of share-based payments of $48,000 and other comprehensive loss of $24,000.

Norsat International Inc.	Management’s Discussion & Analysis

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering into new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined in Section 3.1 Outlook.

4.5 Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, to sustain future development of the business and to safeguard our ability to support our normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Condensed Interim Consolidated Statements of Financial Position in the shareholders’ equity section, and the credit facilities (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at March 31, 2017, shareholders’ equity was $39.8 million (December 31, 2016 - $39.5 million). From time to time, we may enter agreements to obtain government contributions to support our R&D projects which may or may not include repayment terms.

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have credit facilities in place that can be drawn upon.

For the three months ended March 31, 2017, there were no changes in our approach to capital management.

The following provides further details on our current capital resources:

Cash and Credit Facilities

As at March 31, 2017, we had cash and cash equivalents of $15.6 million as our capital resources (December 31, 2016 - $15.0 million). We plan to continue to fund cash requirements through operations. If required, we have total credit facilities of $3.9 million in place that can be drawn upon. There are currently no major capital projects or divestitures in progress. As at May 2, 2017 and December 31, 2016, our undrawn credit facilities was $3.5 million, as $0.4 million was used for standby letters of credit.

As at March 31, 2017, we were in compliance with our externally imposed bank covenants.

Strategic Aerospace and Defense Initiative I (“SADI I”)

We entered into an agreement SADI I with the Canadian Federal Minister of Industry (the “Minister”) in September 2008 and subsequently amended in October 2011. We have claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012. We are obligated to repay the funding over the repayment period.

As at March 31, 2017, we calculated the SADI I repayment obligation to be $0.8 million (December 31, 2016 - $0.8 million) which included accrued liabilities of $0.3 million (December 31, 2016 - $0.3 million) and long-term provisions of $0.5 million (December 31, 2016 - $0.5 million). The repayment obligation was estimated pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to the recognition of the repayment obligation. Based on annual actual sales for 2016 and management’s estimates of forecast revenues between 2017 and 2028, the repayment obligation of $0.8 million is the present value of total estimated government repayments of approximately $1.4 million to be made during the same periods. At the end of each reporting period, any adjustments to the government repayment obligation as a result of the changes in assumptions will be recorded in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

For the three months ended March 31, 2017, we recorded accretion expense of $18,000 (2016 - $nil) and classified

Norsat International Inc.	Management’s Discussion & Analysis

the amount as interest and bank charges in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

Strategic Aerospace and Defense Initiative II (“SADI II”)

On March 28, 2013, we entered into another agreement, SADI II, with the Minister whereby the Minister will provide funding of 30% of eligible spending related to the R&D of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017. We are obligated to repay the funding over the repayment period. Funding is conditional on maintaining certain reporting requirements. As at March 31, 2017, we were in compliance with these reporting requirements.

For the three months ended March 31, 2017, we recorded $0.3 million (2016 - $0.3 million) as a reduction to product development expenses related to SADI II in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income and $10,000 (2016 - $nil) as a reduction to property and equipment costs related to SADI II.

As at March 31, 2017 we recorded total claims of Cdn$8.5 million (December 31, 2016 - Cdn$7.9 million) of the maximum funding amount of Cdn$13.3 million under SADI II.

As at March 31, 2017, we recorded $0.3 million (December 31, 2016 - $0.3 million) in trade and other receivables related to reimbursements for eligible costs for SADI II.

For the three months ended March 31, 2017, total cash received under SADI II was $0.4 million (2016 - $0.9 million).

SADI II repayment is contingent on performance benchmarks established at the Company’s fiscal 2017 year-end and is capped at 1.5 times the contribution received (actual amounts disbursed by the Minister). These amounts will be repaid over a period of 15 years, commencing in 2018. The annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at March 31, 2017, we calculated the SADI II repayment obligation to be $1.5 million (December 31, 2016 - $1.3 million) which was included in long-term provisions. The repayment obligation was estimated pursuant to the repayment terms of the SADI II agreement and the Company’s accounting policy relating to the recognition of the repayment obligation. Based on management’s estimates of forecast revenues between 2018 and 2032, the repayment obligation of $1.5 million is the present value of total estimated government repayments of approximately $3.5 million to be made during the same periods. At the end of each reporting period, any adjustments to the government repayment obligation as a result of the changes in assumptions will be recorded in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

For the three months ended March 31, 2017, we recorded accretion expense of $39,000 (2016 - $nil) and classified the amount as interest and bank charges in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

For the three months ended March 31, 2017, the Company recorded government repayment obligations of $0.1 million (2016 - $nil) as a result of a change in assumptions.

Industrial Research Assistance Program (“IRAP”)

In February 2016, we entered into an agreement with the National Research Council Canada (“NRC”) under its Industrial Research Assistance Program (“IRAP”) to provide funding in designing and modifying its ATOM product which forms part of the Satellite Communications segment. This project commenced on November 2, 2015 and the completion date has been extended to March 31, 2017 as a result of the amendment to the original agreement effective December 1, 2016. The NRC agreed to provide contributions to us up to a maximum of Cdn$150,000 in

Norsat International Inc.	Management’s Discussion & Analysis

connection with eligible labour costs. As at March 31, 2017, we were in compliance with the requirements to receive funding.

For the three months ended March 31, 2017, we recorded $3,800 (2016 - $35,000) as a reduction to product development expenses related to IRAP in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

As at March 31, 2017, we claimed the maximum funding of Cdn$150,000 (December 31, 2016 - Cdn$0.1 million) under the agreement with IRAP.

As at March 31, 2017, we recorded $2,200 (December 31, 2016 - $12,000) in trade and other receivables related to reimbursements for eligible costs for IRAP.

For the three months ended March 31, 2017, total cash received under IRAP was $14,000 (2016 - $5,300).

Research and Development, Patents and Licenses, etc.

For the three months ended March 31, 2017, we invested $0.9 million into product development compared to $0.8 million in the comparable period in 2016, reflecting our commitment to ongoing product development activities.

4.6 Contractual Obligations and Contingencies

Our known contractual obligations at March 31, 2017, are summarized in the following table:

(’000s)	Inventory
	purchase	Operating lease
	obligations	obligations	Total
Remaining 2017	$4,694	$517	$5,211
2018	-	659	659
2019	-	524	524
2020	-	364	364
2021 and after	-	338	338
	$4,694	$2,402	$7,096

In the normal course of business, we enter into purchase commitments, including inventory purchase obligations as disclosed above.

The operating lease obligations are related to office premises and the Company has operating lease agreements extending to November 2021.

Legal Proceedings

From time to time, we may be involved in legal proceedings relating to certain potential claims. Management is of the opinion, based on legal assessment and information available, that it is not probable that any liability would be material in relation to the Company’s Condensed Interim Consolidated Statements of Financial Position. As at May 2, 2017, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

4.7 Issued Capital

We have an unlimited number of Common Stock authorized. Total shares issued and outstanding as at March 31, 2017 and May 2, 2017 were 5,848,808.

Norsat International Inc.	Management’s Discussion & Analysis

Share Purchase Option Plan

The Company has reserved 584,781 common shares under the Share Purchase Option Plan of which 566,016 remain available. There were 192,650 share purchase options outstanding to acquire common shares at exercise prices ranging from Cdn$4.80 to Cdn$10.70 per share as at March 31, 2017.

During the three months ended March 31, 2017, no share purchase options were granted.

During the three months ended March 31, 2016, a total of 57,642 share purchase options were granted at a weighted average exercise price of Cdn$5.99 and weighted average fair value of Cdn$1.49, which included 31,137 share purchase options granted to a Director and senior management at an average exercise price of Cdn$5.92 and fair value of Cdn$1.47 per option.

For the three months ended March 31, 2017, we charged $15,000 (2016 - $5,700) to operating expenses as share-based payments with a corresponding increase in contributed surplus.

Options typically vest in two years and expire five years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of our share purchase options.

5.0 Off Balance Sheet Arrangements

As at March 31, 2017 and May 2, 2017, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of Board of Directors and key management personnel, including the Company’s President and Chief Executive Officer, Chief Financial Officer, and General Manager in the ordinary course of their employment are as follows:

(’000s)	Three months ended December 31
	2017	2016
Directors' fees	$24	$23
Short-term employee benefits	289	245
Share based payments	38	36
Total	$351	$304

The amounts disclosed in the table above are the amounts recognized as an expense for the reporting period related to the Board of Directors and key management personnel.

Employment agreements with key management personnel provide for termination and change in control benefits if employment is terminated without cause or key management personnel resign for good reasons as defined in the employment agreements. Generally, key management personnel are entitled to 6 to 24 months of base salary, accrued and unpaid base salary, vacation, car allowance and expenses, annual performance bonus, and an amount calculated in lieu of their continued participation in the Company’s benefit and pension plans. No provision for termination and change in control benefits of key management personnel was made as at March 31, 2017 (December 31, 2016 - $nil).

Norsat International Inc.	Management’s Discussion & Analysis

7.0 Proposed Transactions

As at March 31, 2017 and May 2, 2017, we have entered into an arrangement agreement with Hytera pursuant to which Hytera will acquire all the issued and outstanding shares of Norsat for $10.25 in cash per share. Refer to Section 3.0 “Overview” and Section 9.0 “Risks and Uncertainties” for more information.

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

Critical accounting estimates are described in Section 8.0 “Critical Accounting Estimates and Accounting Policies” of our 2016 annual MD&A found on www.sedar.com. When preparing the condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

The judgments, estimates and assumptions applied in the condensed interim consolidated financial statements, including key sources of estimation uncertainty were consistent with those applied in our last annual financial statements for the year ended December 31, 2016.

Changes in Accounting Policies and Future Accounting Pronouncements

The condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements for the year ended December 31, 2016. The condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016.

9.0 Risks and Uncertainties

While there have been no significant changes or updates to our risk and risk management approach and discussion as outlined in Section 9.0 “Risk Exposures – Credit Risk” and Section 11.0 “Risks and Uncertainties” in our annual 2016 MD&A (“2016 MD&A”) found on www.sedar.com, the Company is currently pursuing the strategic opportunity with Hytera and evaluating the proposal from Privet, as outlined in Section 3.0 “Overview”. Accordingly, additional potential risks and uncertainties might arise, which include but are not limited to:

  The risk that a transaction may not close due to shareholders’ approval, regulatory approval and/or funding from the potential acquirer;

  The potential loss of key employees, customers, vendors and business partners of Norsat during the transaction process and following the closing of the transaction;

  The possibility that integration following the transaction may be more difficult than anticipated;

  The inefficiencies that may result if such integration is delayed or not implemented, unforeseen difficulties and expenditures that may arise as a result; and

  Lawsuits resulting from the transaction.

Investors should carefully consider the risks and uncertainties described in its annual 2016 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially affected. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

Norsat International Inc.	Management’s Discussion & Analysis

10.0 Disclosure Controls and Internal Control over Financial Reporting

10.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

10.2 Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

10.3 Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2017, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

11.0 Subsequent Events

On March 24, 2017, the Company entered into an Arrangement Agreement with Hytera, under which Hytera is proposing to acquire all the issued and outstanding shares of the Company for $10.25 in cash per share. The proposed transaction values the Company at an equity value of approximately $62.0 million. The Arrangement will be subject to a number of customary conditions, including the approval of shareholders of the Company and certain regulatory approvals including under the Investment Canada Act. The Arrangement Agreement provides for, among other things, customary non-solicitation provisions, with “fiduciary out” provisions that allow the Company to terminate the Arrangement Agreement to accept an unsolicited “Superior Proposal” in certain circumstances, subject to payment of a termination fee of $2.0 million and subject to the right of Hytera to match the “Superior Proposal” in question.

On April 17, 2017, the Company announced that it has recently received an unsolicited, conditional, nonbinding proposal from Privet to acquire the Company for cash consideration of $11.00 per share (the “Privet Proposal”). The Privet Proposal is subject to conditions including due diligence and financing.

Between April 19, 2017 and May 2, 2017, the Company has responded to the due diligence requests of Privet and had direct discussions with Privet and its financial advisors. During this period, Privet also provided additional information to the Company about its plans to finance the acquisition, including providing letters from two parties indicating an interest, subject to conditions, in providing debt financing to Privet sufficient to cover a portion of the financing needed to complete the acquisition of the Company by Privet. During this time, counsel for the Company and Privet discussed the form of arrangement agreement Privet was prepared to enter into and the conditions that might be included in such agreement.

As of May 2, 2017, Privet was still working to remove the conditions to the Privet Proposal. If the conditions are removed, and the Company reviews and determines that the Privet Proposal is a “Superior Proposal”, as defined in the Arrangement Agreement, it will notify Hytera of that determination. Hytera will then have a period of five business days to offer to amend the terms of the Arrangement Agreement.